News Release TSX-V: PDO 10-01 January 12, 2010

PORTAL TEAM IDENTIFIES NEW OIL AND GAS OPPORTUNITIES

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that the Company has engaged a technical team that has identified a series of low risk oil and gas prospects situated in Alberta and Saskatchewan. These prospects are adjacent to, and potentially extend, proven producing properties and are available through one or more of the following sources: Freehold Leases, purchase from other resource companies and the posting of currently available lands for Crown Auction Sale.

The acquisition of these prospects will present Portal with the opportunity to self-develop the portfolio or bring in partners and use recently developed horizontal drilling and completion techniques being utilized to develop numerous other fields in North America.

Due to the risks associated with success or failure of this acquisition program, a high level of confidentiality is dictated. Thus, Portal will only release further information once the acquisition program has been completed.

Portal Resources Ltd. was founded in 1999 and is based in Vancouver, Canada with a focus on the exploration, development and exploitation of natural resources. Please refer to the Company’s website at www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net